Exhibit 12

XL GROUP PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(U.S. dollars in thousands, except ratios)	2012		2011
Earnings:
Pre-tax income (loss) from continuing operations		$650,102	$(447,215)
Fixed charges		261,721	287,793
Distributed income of equity investees		81,518	150,554

Subtotal		993,341	(8,868)
Less: Non-controlling interests		167	(1,401)
Preference share dividends		79,087	72,278

Total earnings (loss)		$914,087	$(79,745)

Fixed charges:
Interest costs		$105,926	$154,292
Accretion of deposit liabilities		66,279	51,300
Rental expense at 30%(1)		10,429	9,923

Total fixed charges		182,634	215,515
Preference share dividends		79,087	72,278

Total fixed charges and preference dividends		$261,721	$287,793

Ratio of earnings to fixed charges		5.0	(0.4)

Ratio of earnings to combined fixed charges and preference dividends		3.5	(0.3)

Deficiency—fixed charges only	$	N/A	$295,260

Deficiency—fixed charges and preference dividends	$	N/A	$367,538

(1)	30% represents a reasonable approximation of the interest factor.

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